                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 11- K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

   (X) Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934


             For the fiscal year ended DECEMBER 31, 1997

                                       or

   ( )       Transition report pursuant to Section 15(d) of the Securities
               Exchange Act of 1934 (No fee required)

             For the transition period from ___________ to  ___________

    Commission file number   2-69114

    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


          Applied Materials, Inc. Employee Savings and Retirement Plan


    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             APPLIED MATERIALS, INC.
                               3050 Bowers Avenue
                          Santa Clara, California 95054
                                  Page 1 of 15

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                       APPLIED MATERIALS, INC.
                                       EMPLOYEE SAVINGS AND RETIREMENT PLAN


Date:  June 18, 1998                   By /s/Seitaro Ishii
                                          --------------------------------------
                                          Seitaro Ishii
                                          Group Vice President, Global Human
                                          Resources

                             APPLIED MATERIALS, INC.
                      EMPLOYEE SAVINGS AND RETIREMENT PLAN

                                Table of Contents




                                                                             Page number
                                                                             -----------
Report of Independent Accountants                                                   4

Financial Statements

    Statements of Net Assets Available for Benefits -
    December 31, 1997 and 1996                                                      5

    Statement of Changes in Net Assets Available for Benefits with Fund
    Information - year ended December 31, 1997                                      6

    Notes to Financial Statements                                                7-14

Consent of Independent Accountants (Exhibit 23.1)                                  15

                        Report of Independent Accountants

To the Administrative Committee of the Applied Materials, Inc.
  Employee Savings and Retirement Plan:

In our opinion, the financial statements listed in the accompanying table of contents present fairly, in all material respects, the net assets available for benefits of the Applied Materials, Inc. Employee Savings and Retirement Plan at December 31, 1997 and 1996, and the changes in net assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Administrative Committee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund Information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. The Fund Information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Price Waterhouse LLP
PRICE WATERHOUSE LLP

San Jose, California
May 29, 1998

                             APPLIED MATERIALS, INC.
                      EMPLOYEE SAVINGS AND RETIREMENT PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                                       December 31,      December 31,
                                                                          1997              1996
                                                                      ------------       ------------
ASSETS

Investments, at fair value:

    In shares of registered investment companies:
          Fidelity Retirement Government Money Market Portfolio       $ 24,967,863       $ 10,956,875
          Fidelity Equity-Income Fund                                   33,398,857         24,580,294
          Fidelity Intermediate Bond Fund                                7,500,712          6,179,619
          Fidelity Magellan Fund                                        43,743,360         38,643,670
          Fidelity Contrafund                                            4,857,207          1,407,318
          Spartan U.S. Equity Index Fund *                               5,973,691          1,118,592
          PBHG Emerging Growth Fund                                      5,106,124          3,301,389
          Janus Worldwide Fund                                          10,055,542          2,671,446
          INVESCO Total Return Fund                                      1,591,155            181,190
     Applied Materials, Inc. Common Stock                              348,827,529        202,475,438
     Fidelity Institutional Cash Portfolio Money Market                  3,240,635          2,288,803
     Participant notes receivable                                       10,768,496          7,767,076
                                                                      ------------       ------------
                                                                       500,031,171        301,571,710

LIABILITIES

Forfeited matching contributions                                            50,718            249,072
                                                                      ------------       ------------

Net assets available for benefits                                     $499,980,453       $301,322,638
                                                                      ============       ============



* This fund was formerly called Fidelity U.S. Equity Index Portfolio.


                 See accompanying notes to financial statements.

                             APPLIED MATERIALS, INC.
                      EMPLOYEE SAVINGS AND RETIREMENT PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION



                          YEAR ENDED DECEMBER 31, 1997


                                              FUND A          FUND B           FUND C         FUND D           FUND E
                                           -------------   -------------   -------------   -------------   -------------
Additions to net assets
   attributed to:
    Investment income:

       Interest and dividends              $   1,114,726   $   1,847,046   $          --   $     437,972   $   2,897,817

       Loan interest                                  --              --              --              --              --

       Net realized and unrealized
          appreciation in fair value
          of investments                              --       6,012,516     137,181,866          64,015       7,080,661
                                           -------------   -------------   -------------   -------------   -------------

                                               1,114,726       7,859,562     137,181,866         501,987       9,978,478

    Participant contributions                  3,218,050       5,093,604      20,436,554       1,370,131       7,378,908

    Company and AKTA contributions                    --              --      15,985,861              --              --
                                           -------------   -------------   -------------   -------------   -------------

    Total additions                            4,332,776      12,953,166     173,604,281       1,872,118      17,357,386

Deductions from net assets attributed to:

    Benefits paid to participants             (3,934,827)     (1,409,382)    (13,916,456)       (794,232)     (2,244,486)
                                           -------------   -------------   -------------   -------------   -------------

Net increase prior to loans
   and transfers                                 397,949      11,543,784     159,687,825       1,077,886      15,112,900

Net loans issued                                (301,140)       (250,270)     (1,713,988)        (29,756)       (242,488)

Interfund transfers                           14,050,694      (2,533,817)    (10,669,914)        212,373      (9,999,150)

Transfer in from Opal 401(k)
   Plan and Trust                                 61,839          58,866              --          60,590         228,428
                                           -------------   -------------   -------------   -------------   -------------

    Net increase                              14,209,342       8,818,563     147,303,923       1,321,093       5,099,690

Net assets available for benefits:
    Beginning of year                         10,707,803      24,580,294     204,764,241       6,179,619      38,643,670
                                           -------------   -------------   -------------   -------------   -------------

    End of year                            $  24,917,145   $  33,398,857   $ 352,068,164   $   7,500,712   $  43,743,360
                                           =============   =============   =============   =============   =============



                                                 FUND F         FUND G          FUND H          FUND I          FUND J
                                            -------------   -------------   -------------   -------------   -------------
Additions to net assets
   attributed to:
    Investment income:

       Interest and dividends               $     440,155   $     115,815   $          29   $     690,746   $      54,622

       Loan interest                                   --              --              --              --              --

       Net realized and unrealized
          appreciation in fair value
          of investments                          437,391         937,906          70,101         510,699         151,666
                                            -------------   -------------   -------------   -------------   -------------

                                                  877,546       1,053,721          70,130       1,201,445         206,288

    Participant contributions                   1,302,424       1,065,547       1,800,539       2,461,196         362,551

    Company and AKTA contributions                     --              --              --              --              --
                                            -------------   -------------   -------------   -------------   -------------

    Total additions                             2,179,970       2,119,268       1,870,669       3,662,641         568,839

Deductions from net assets attributed to:

    Benefits paid to participants                (119,555)        (59,522)       (148,893)       (280,371)        (47,563)
                                            -------------   -------------   -------------   -------------   -------------

Net increase prior to loans
   and transfers                                2,060,415       2,059,746       1,721,776       3,382,270         521,276

Net loans issued                                   (9,872)        (45,435)         (8,452)        (42,521)          2,047

Interfund transfers                             1,243,560       2,840,788         (14,085)      4,044,347         825,204

Transfer in from Opal 401(k)
   Plan and Trust                                 155,786              --         105,496              --          61,438
                                            -------------   -------------   -------------   -------------   -------------

    Net increase                                3,449,889       4,855,099       1,804,735       7,384,096       1,409,965

Net assets available for benefits:
    Beginning of year                           1,407,318       1,118,592       3,301,389       2,671,446         181,190
                                            -------------   -------------   -------------   -------------   -------------

    End of year                             $   4,857,207   $   5,973,691   $   5,106,124   $  10,055,542   $   1,591,155
                                            =============   =============   =============   =============   =============



                                                  NOTES           TOTAL
                                             -------------   -------------
Additions to net assets
   attributed to:
    Investment income:

       Interest and dividends                $          --   $   7,598,928

       Loan interest                               751,944         751,944

       Net realized and unrealized
          appreciation in fair value
          of investments                                --     152,446,821
                                             -------------   -------------

                                                   751,944     160,797,693

    Participant contributions                           --      44,489,504

    Company and AKTA contributions                      --      15,985,861
                                             -------------   -------------

    Total additions                                751,944     221,273,058

Deductions from net assets attributed to:

    Benefits paid to participants                 (392,399)    (23,347,686)
                                             -------------   -------------

Net increase prior to loans
   and transfers                                   359,545     197,925,372

Net loans issued                                 2,641,875              --

Interfund transfers                                     --              --

Transfer in from Opal 401(k)
   Plan and Trust                                       --         732,443
                                             -------------   -------------

    Net increase                                 3,001,420     198,657,815

Net assets available for benefits:
    Beginning of year                            7,767,076     301,322,638
                                             -------------   -------------

    End of year                              $  10,768,496   $ 499,980,453
                                             =============   =============


                See accompanying notes to financial statements.

                             APPLIED MATERIALS, INC.
                      EMPLOYEE SAVINGS AND RETIREMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS


1.  Summary of Significant Accounting Policies

    Basis of Accounting
    The financial statements of the Applied Materials, Inc. Employee Savings and Retirement Plan (the Plan) are prepared using the accrual method of accounting.

    Investment Valuation
    The Plan's investments are stated at fair value. The value per unit of $1.00 for the Fidelity Retirement Government Money Market Portfolio (Fund A) and the Fidelity Institutional Cash Portfolio Money Market (included in Fund C) have been certified by the Plan Trustee. The closing market share price as of December 31 is used to value shares of registered investment companies and shares of the Company's stock included in Fund C.

    Participant notes receivable are valued at cost, which approximates fair value.

    Payment of Benefits
    Benefits are recorded when paid.

    Use of Estimates
    The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator and trustee to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2.  The Plan

    General
    The Plan is a defined contribution plan covering primarily all U.S. employees of Applied Materials, Inc. (the Company) and Applied Komatsu Technology America, Inc. (AKTA). Employees of the Company and AKTA are eligible to participate in the Plan after receipt of their first paycheck. The Plan provides for retirement benefits to participants, is subject to the Employee Retirement Income Security Act of 1974 (ERISA) and is intended to qualify for favorable tax treatment granted to plans that meet the requirements of sections 401(a) and (k) of the Internal Revenue Code. As a result of favorable tax treatment, participant

                            APPLIED MATERIALS, INC.
                      EMPLOYEE SAVINGS AND RETIREMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS


    salary deferral contributions, Company and AKTA matching contributions and any net earnings on these contributions generally will not be taxable to the participant until they are distributed or withdrawn in accordance with the terms of the Plan.

    Administrative Committee
    The Plan's Administrative Committee has been appointed by the Stock Option and Compensation Committee of the Board of Directors of the Company to oversee the Plan and its performance on behalf of the Company. The Administrative Committee consists of certain officers and employees of the Company.

    Plan Administrator and Trustee
    Fidelity Institutional Retirement Services Company has been appointed by the Administrative Committee to maintain individual participant accounts in which participant contributions, Company and AKTA matching contributions and investment results attributable to each participant are recorded. For purposes of ERISA, the Company is the "plan administrator". The assets of the Plan are held by Fidelity Management Trust Company (the trustee).

    Termination of the Plan
    The Company currently expects to continue the Plan indefinitely and to continue to make contributions under the Plan. However, there is no contractual commitment requiring the Company to continue to make these contributions to the Plan. The Company's Board of Directors has the right to alter or terminate the Plan at any time and for any reason, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

    Expenses of the Plan
    Expenses incurred in the administration of the Plan, including legal and trustee fees, are currently paid by the Company, and therefore are not reflected in the financial statements of the Plan. Brokerage commissions and other charges incurred in connection with investment transactions are paid from fund assets.

                             APPLIED MATERIALS, INC.
                      EMPLOYEE SAVINGS AND RETIREMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS

3.  Contributions

    General guidelines with respect to participant and Company and AKTA matching contributions are described below. Participants, the Company and AKTA are subject to certain Internal Revenue Code rules and regulations that may further limit the contributions allowable.

    Participant Contributions
    Each participant may elect to defer from 1% to 12% of compensation (defined as base pay plus overtime), and may change their contribution percentage as often as they desire. Salary deferral contributions are invested at the direction of the participant and share in the earnings and gains or losses of each investment fund selected. Participants are always 100% vested in salary deferral accounts.

    The maximum annual salary deferral contribution was $9,500 for 1997 and will be $10,000 for 1998. This limitation applies in the aggregate for all elective deferrals to all 401(k) plans made by the participant during the year. Accordingly, new participants who have made contributions to 401(k) plans with their prior employer must aggregate all contributions for purposes of the limit.

    Company and AKTA Contributions
    Participants in the Plan become eligible for Company and AKTA matching contributions immediately upon enrolling in the Plan. All matching contributions are invested in the Applied Materials, Inc. Common Stock Fund (Fund C), and cannot be transferred to other investment funds until a participant is 100% vested and age 50, or 100% vested and has completed 10 years of service. The Company and AKTA match 100% of participant contributions up to the first 3% of compensation contributed, and 50% of every dollar between 4% and 6% of compensation contributed. The Company's and AKTA's contributions are made bi-weekly, and may be in the form of cash, shares of the Company's common stock or any combination thereof. The trustee will use cash contributions to purchase shares of the Company's common stock on the open market (at the then prevailing market price), directly from the Company, or from other persons in private transactions. The Company and AKTA can change the matching contribution rate, subject to the limits of the Plan and the Internal Revenue Code. No changes in the matching contribution rate were made during 1997 or 1996.

                             APPLIED MATERIALS, INC.
                      EMPLOYEE SAVINGS AND RETIREMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS

    Participants become fully vested in the portion of Company or AKTA matching contributions allocated to their accounts if employed by the Company or AKTA upon a) normal retirement (age 65 or older), b) permanent disability, c) death, or d) after a designated time period according to the following vesting schedule:


           Years of Service                              Vested Percentage
           ----------------                              -----------------
           Less than three years                                0%
           Three but less than four years                      20%
           Four but less than five years                       40%
           Five but less than six years                        60%
           Six but less than seven years                       80%
           Seven or more years                                100%

    If a participant leaves the Company or AKTA prior to retirement, the portion of his or her matching account which is not vested will be forfeited. Forfeitures can be used to offset the Company's or AKTA's matching contribution, as applicable. Forfeitures in 1997 and 1996 were $2,565,518 and $1,033,170, respectively.

    The Plan contains a rehire provision whereby if a participant leaves the Company or AKTA and is rehired before being separated from service for five consecutive years, the forfeited portion of his or her account will be restored as of the date of rehire.

4.  Investments

    The Plan permits participants to direct their prospective salary deferrals and their existing salary deferral account balances to any of the available investment funds, or to allocate the amounts to multiple investment funds.

                             APPLIED MATERIALS, INC.
                      EMPLOYEE SAVINGS AND RETIREMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS

    Certain information with respect to the ten investment funds available during 1997 is as follows:

    Fund A:  "Fidelity Retirement Government Money Market Portfolio" (RGMMP)
             - seeks to preserve capital and liquidity while producing reasonable interest income. Investments are in units of the Fidelity RGMMP. RGMMP's assets are invested only in obligations issued or guaranteed as to principal and interest by the U.S. government, its agencies or instrumentalities.

    Fund B: "Fidelity Equity-Income Fund" - seeks reasonable income with the potential for capital appreciation by investing in income-producing equity securities. The Fund invests in securities of varying quality, but the Fund does not expect to purchase securities of companies without proven earnings or credit. The Fund diversifies investments among a variety of industries to help reduce overall investment risk.

    Fund C: "Company Stock Fund" - invests primarily in the Company's common stock. The Fund also buys a small amount of money market investments so that exchanges, withdrawals and distributions can be more readily handled.

    Fund D: "Fidelity Intermediate Bond Fund" - seeks a high level of current income by investing in corporate debt obligations, mortgage securities, U.S. government obligations and obligations of U.S. banks, including certificates of deposit and banker's acceptances. The average portfolio maturity ranges from three to ten years.

    Fund E: "Fidelity Magellan Fund" - seeks long-term capital appreciation by investing in the stocks of both well-known and lesser-known companies with above average growth potential. Securities may be of foreign, domestic or multinational companies. The Fund diversifies investments among a variety of industries and sectors within the market to reduce overall investment risk.

    Fund F: "Fidelity Contrafund" - seeks long-term capital appreciation by investing in securities of companies believed to be out of favor or undervalued. The Fund invests in domestic and foreign common stocks and securities convertible into common stock, but may also purchase other securities with potential for capital appreciation.

                             APPLIED MATERIALS, INC.
                      EMPLOYEE SAVINGS AND RETIREMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS

    Fund G: "Spartan U.S. Equity Index Fund" (formerly called "Fidelity U.S. Equity Index Portfolio") - seeks current income and capital appreciation by attempting to duplicate the composition and total return of the Standard and Poor's 500 Index.

    Fund H: "PBHG Emerging Growth Fund" - seeks long-term capital appreciation primarily by investing in common stocks of micro and small-sized U.S. companies with market capitalization or annual revenues up to $500 million. The fund may invest up to 10% of assets in securities of foreign issuers traded outside the United States and Canada. It may also invest in American depositary receipts.

    Fund I: "Janus Worldwide Fund" - seeks long-term capital appreciation by investing primarily in common stocks of foreign and domestic companies of all sizes. Typically, the Fund invests in issuers from at least five different countries (including the United States), but may be concentrated in fewer than five countries or even a single country at any point in time.

    Fund J: "INVESCO Total Return Fund" - seeks capital growth and current income. The Fund typically invests 30% in stocks and 30% in fixed and variable rate debt securities (bonds), with the remaining 40% allocated between stocks and bonds depending on current market conditions. Investments may include stocks and securities of foreign issuers. The dollar-weighted average maturity of the Fund's fixed-income component normally varies between three and fifteen years.


    Presently, Funds A, B, D, E, F and G are invested in Fidelity mutual fund and money market shares bearing the name of the respective Funds (collectively the "Fidelity Funds"). Funds H, I and J are invested in PBHG, Janus and INVESCO mutual fund shares, respectively. Fidelity, PBHG, Janus and INVESCO Funds are open-end, diversified investment companies, which offer mutual funds, the shares of which are publicly held.

                             APPLIED MATERIALS, INC.
                      EMPLOYEE SAVINGS AND RETIREMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS

    The Company Stock Fund (Fund C) includes the Company's common stock and a small amount of money market investments. In order to allocate the fair market value of these components to participants, the fund assigns units of participation. At December 31, 1997 and 1996, the Fund contained 27,123,896 and 26,353,184 participation units, respectively, with a net asset value of $12.98 and $7.77, respectively. The net asset value per unit reported on the 1997 participant account statements dated March 31, June 30 and September 30 was $10.00, $15.22 and $20.42, respectively. The net asset value per unit reported on the 1996 participant account statements dated March 31, June 30 and September 30 was $7.54, $6.60 and $5.98, respectively.

    None of the investment funds described above carries a guarantee of principal or rate of return.

5.  Loans to Plan Participants

    Participants may borrow up to 50% of their vested account balance, subject to minimum and maximum loan amounts of $1,000 and $50,000, respectively. Certain participants, as required by law, have lower maximum permitted loan amounts. Loans are secured by the participant's account balance and bear a fixed rate of interest at prime plus 1% at the time of the borrowing. Interest rates on loans outstanding at December 31, 1997 range from 7% to 10%. Loan repayments are made by bi-weekly payroll deductions in equal installments over the life of the loan, which can be a minimum of one year and a maximum of five years. Loans are payable in full upon the participant's termination of employment from the Company or AKTA, or the occurrence of certain other events.

                             APPLIED MATERIALS, INC.
                      EMPLOYEE SAVINGS AND RETIREMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS

6.  Federal Income Tax Status of the Plan

    The Company received a favorable determination letter from the Internal Revenue Service (IRS) dated May 1996 regarding the Plan and amendments thereto through February 1996. The Plan has been amended since the last favorable determination letter was received, but the Company believes that the Plan continues to constitute a qualified plan that is being operated in compliance with the applicable requirements of the Internal Revenue Code and that the trust, which forms a part of the Plan, is exempt from income tax. Prior to the end of the applicable remedial amendment period, the Company expects to submit the plan, as then amended, for a new favorable determination letter, and the Company expects to receive such a letter in due course. The Company is not aware of any subsequent event which could adversely affect the Plan's tax qualification. Accordingly, no provision for Federal or State income taxes has been made in the financial statements of the Plan. The tax qualification of the Plan is determined by the IRS and ultimately, the courts.

7.  Transfer of Plan Assets

    The Company acquired Opal, Inc. (Opal) in January 1997. At the time of purchase, Opal maintained the Opal, Inc. 401(k) Plan and Trust (Opal Plan), a defined contribution plan that provided for employee deferrals and employer matching contributions. The participants in the Opal Plan who became employees of the Company were eligible to participate in the Plan subsequent to the date of acquisition. The assets of the Opal Plan were transferred to the Plan on June 30, 1997.